

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-Mail
Omri Morchi
President
JobLocationMap Inc.
5348 Vegas Drive, Suite 407
Las Vegas, Nevada 89108

> **Re:** **JobLocationMap Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-188225**
> **Filed October 4, 2013**

Dear Mr. Morchi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letters refer to our comment letter dated September 23, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2 and your cover page statement that the "funds will be placed in a separate account and not available for use until the full offering is sold." Given that the funds will not be held in escrow by an independent third party, such as a bank, please tell us how this complies with Rule 10b-9. It appears that there are risks regarding whether such funds will be returned to subscribers if the offering maximum is not reached. For example, it is unclear whether there are any safeguards to prevent management from accessing the funds prior to the close of your offering or whether such funds would be subject to claims by others through liens, judgments or bankruptcy proceedings. Please describe these risks in your prospectus summary and risk factors sections and revise your cover page statement to reflect the possibility that you may be unable to promptly return funds.

2.   We note your response to prior comment 3 regarding the determination and timing of when sales of your securities have occurred. Please revise to clarify further whether sales are accepted only upon receipt and acceptance of a signed subscription agreement and payment on or prior to the last day of your offering period or extended offering period. For example, it is currently unclear whether a subscription and payment received after the offering termination period but postmarked prior to the expiration date would be accepted under the terms of your offering. Further, it is unclear whether subscription agreements, or pledges, without the accompanying payment or with promises to pay beyond the offering period would be accepted as "sales." Please revise to clarify.

Cover Page

3.   We are unable to find any revisions to your prospectus cover page that are responsive to prior comment 5. Please revise to incorporate your response to prior comment 5 in your letter dated September 26, 2013.

Prospectus Summary, page 3

4.   As requested in prior comment 7 and comment 8 of our letter date May 24, 2013, please move your disclaimers related to your forward-looking statements to a place after your risk factors section or delete them. Please refer to Rule 421(d) for further guidance.

Description of Business, page 18

5.   Your revised disclosure in response to prior comment 9 does not provide a description of your proposed website or platform. Please describe how your website or platform will operate for both job seekers and employers and describe the key features you expect to have upon launching your website.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Pat Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Harold Gewerter, Esq.